SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 29 2016
DIVISION OF TRADING & MARKETS

SECURIT

16006298

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-12115

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-15 (MM/DD/YY) AND ENDING 12-31-15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Carl P. Sherr & Co., LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

446 Main Street
(No. and Street)

Worcester	MA	01608
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Edward L. Sherr (508) 791-7126
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Greenberg, Rosenblatt, Kull & Bitsoli, PC
(Name – *if individual, state last, first, middle name*)

306 Main Street	Worcester	MA	01608
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Edward L. Sherr, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Carl P. Sherr & Co., LLC, as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Member

Title

Notary Public

DIANE L. LECLAIR
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
February 11, 2022

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CARL P. SHERR & CO., LLC

TABLE OF CONTENTS

DECEMBER 31, 2015

Greenberg, Rosenblatt, Kull & Bitsoli, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

The Members
Carl P. Sherr & Co., LLC
Worcester, Massachusetts

We have audited the accompanying statement of financial condition of Carl P. Sherr & Co., LLC (a Massachusetts Limited Liability Company) as of December 31, 2015, and the related statements of income and changes in members' equity and cash flows for the year then ended. These financial statements are the responsibility of Carl P. Sherr & Co., LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Carl P. Sherr & Co., LLC as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Schedule I, Computation of Net Capital under SEC Rule 15c3-1 and Schedule II, Customer Protection - Reserves and Custody of Securities under SEC Rule 15c3-3 (Exemption) have been subjected to audit procedures performed in conjunction with the audit of Carl P. Sherr & Co., LLC's financial statements. The supplemental information is the responsibility of Carl P. Sherr & Co., LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information included in Schedule I and Schedule II above is fairly stated, in all material respects, in relation to the financial statements as a whole.

Greenberg, Rosenblatt, Kull & Bitsoli, P.C.
GREENBERG, ROSENBLATT, KULL & BITSOLI, P.C.

Worcester, Massachusetts
February 25, 2016

CARL P. SHERR & CO., LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS

Cash	$ 63,990
Deposit with brokerage agent	4,617
Other receivables	91,952
Prepaid expenses	1,676
Property and equipment, net	35,352
Total assets	$ 197,587

LIABILITIES AND MEMBERS' EQUITY

Accounts payable and accrued expenses	$ 63,147
Members' equity	134,440
Total liabilities and members' equity	$ 197,587

The accompanying notes are an integral part of the financial statements

CARL P. SHERR & CO., LLC
STATEMENT OF INCOME AND CHANGES IN MEMBERS' EQUITY
YEAR ENDED DECEMBER 31, 2015

Revenues:	
Investment advisory fees	$ 1,079,860
Other investment and financial planning fees	90,756
Commissions on insurance policies and annuities	40,913
Other income	4,979
Total revenues	1,216,508
Expenses:	
Guaranteed payments to members	156,000
Payroll	104,981
Commissions	136,752
Payroll taxes	14,360
Employee benefits	8,526
Regulatory fees	6,223
Professional fees	33,438
Rent	40,158
Administrative fees	33,856
Office and postage	16,270
Technology	13,864
Telephone and internet	10,519
Auto expense	9,161
Insurance	2,779
Taxes and licenses	2,450
Depreciation	9,427
Dues and subscriptions	10,322
Advertising	800
Selling and promotion	729
Total expenses	610,615
Net income	605,893
Members' equity - beginning	202,280
Members' distributions	(673,733)
Members' equity - ending	$ 134,440

The accompanying notes are an integral part of the financial statements

CARL P. SHERR & CO., LLC
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2015

Operating activities:	
Net income	$ 605,893
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	9,427
Changes in operating assets and liabilities:	
Deposit with brokerage agent	1,809
Other receivables	(999)
Prepaid expenses	423
Accounts payable and accrued expenses	11,489
Net cash provided by operating activities	628,042
Financing activities:	
Members' distributions	(673,733)
Net decrease in cash	(45,691)
Cash - beginning	109,681
Cash - ending	$ 63,990

The accompanying notes are an integral part of the financial statements

CARL P. SHERR & CO., LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015

(1) ORGANIZATION AND NATURE OF BUSINESS

Nature of Business:

Carl P. Sherr & Co., LLC (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of Financial Industry Regulatory Authority (FINRA). The Company's principal source of revenue is investment advisory fees on managed accounts invested in equity and fixed income securities. A significant portion of all these managed accounts are held by an unrelated financial services and investment management company (the investment management company) that provides brokerage and custody services to the Company's customers. Revenues also include fees earned from mutual fund trails, planning services, annuities and certain personal insurance products, such as life insurance, and other investment services. The Company's customers are located primarily in Central Massachusetts.

Organization:

The Company is organized as a limited liability company (LLC). The terms of the LLC operating agreement limit the members' liability for losses, debts and obligations to their equity contributions. The members may be liable to the Company to the extent of previous distributions made to them by the Company in the event that insufficient assets are available to discharge its liabilities. The Company has no specific termination date under the terms of the operating agreement.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash:

At times, cash on deposit with financial institutions is in excess of Federal Deposit Insurance Corporation (FDIC) insurance limits.

Deposit with Brokerage Agent:

Deposit with brokerage agent is comprised of cash balances in a deposit account with the investment management company.

Other Receivables:

Other receivables are recorded at net realizable value and consist primarily of investment advisory fees due from the investment management company, on behalf of the Company's customers.

Income Recognition:

Investment advisory fees, commissions on insurance and annuity products, and other fees based on customers' balances in managed accounts or for financial planning services are recognized as earned.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Property and Equipment:
Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over estimated useful lives of five and seven years.

Guaranteed Payments to Members:
Guaranteed payments to members represent compensation for services rendered and are reported as an expense rather than a distribution from members' equity.

Advertising:
Advertising costs are expensed as incurred.

Federal and State Income Taxes:
The Company is an LLC that is taxed as a partnership and files income tax returns in the U.S. federal jurisdiction and the Commonwealth of Massachusetts. The members are responsible for reporting their share of the Company's net earnings on their individual income tax returns. Therefore, no provision for income taxes is reflected in these statements.

There are no tax returns currently under examination by tax authorities; however, tax years ended after 2011 remain open for examination. The Company has determined that there are no significant tax positions that are less than 50% likely of being sustained upon examination by taxing authorities.

Use of Estimates:
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

(3) PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

Furniture, fixtures and equipment	$ 57,456
Accumulated depreciation	(22,104)
	$ 35,352

(4) LEASES

The Company leases its office facilities under the terms of a lease effective through June 30, 2020. The lease provides for minimum monthly payments ranging from $3,200 to $3,800 over the term of the lease with an abatement of the first three months. Total minimum lease payments are being expensed in equal annual installments over the term of the lease with the cumulative difference between lease payments and amounts expensed included in accrued expenses. The Company's monthly lease payment will also include an amount for its proportional share of excess real estate taxes and operating expenses as determined periodically by the lessor. Total rent expense was approximately $40,000 in 2015. Accrued expenses includes approximately $13,000 related to this lease.

Approximate future minimum lease payments are as follows:

2016	$41,000
2017	42,000
2018	43,000
2019	44,000
Thereafter	23,000
	$ 193,000

(5) COMMITMENTS

The Company has a service agreement for a telephone system and internet services through August 2017 requiring monthly payments of approximately $900. Total payments under this agreement of approximately $11,000 in 2015 are included in telephone and internet expense. Total future payments will be $11,000 in 2016 and $7,000 in 2017.

The Company has a SIMPLE-IRA retirement plan covering all employees and the members. Employees and members may make deferrals up to the statutory limit. The Company must make matching contributions of at least 3% of eligible compensation in three out of every five years. The Company's matching contribution for employees was approximately $7,000 in 2015.

(6) SECURITIES AND EXCHANGE COMMISSION REQUIREMENTS

As a registered broker-dealer, the Company is subject to the "Uniform Net Capital Rule", Rule 15c3-1 of the SEC. This rule requires the Company to maintain "net capital" of at least $5,000 and a ratio of "aggregate indebtedness" to "net capital" not to exceed 15 to 1.

At December 31, 2015 the Company's aggregate indebtedness, net capital and the related ratio, as defined by the SEC, are as follows:

Aggregate indebtedness	$ 63,147
Net capital	$ 7,868
Ratio of aggregate indebtedness to net capital	8.03 to 1

(7) CONTINGENCIES AND CREDIT RISK

The Company is exposed to risk in the normal course of business. The Company executes transactions on behalf of its customers and uses other broker-dealers and financial institutions to provide services to its customers. The Company may be responsible if service providers do not fulfill their obligations to the Company and its customers. The Company, in the normal course of its business, does not enter into securities transactions on behalf of its customers. If, however, the Company does execute any securities transactions, it may be obligated to settle securities transactions in the event of a customer's nonperformance. The Company reviews the credit worthiness of all parties and believes that any litigation that may result from customer or counterparty transactions will not have a material adverse effect on its future operations or financial position.

(8) SUBSEQUENT EVENTS

Management has evaluated subsequent events from the balance sheet date through February 25, 2016, the date these financial statements were available to be issued, and has determined that there are no subsequent events to be recognized and disclosed in the financial statements.

CARL P. SHERR & CO., LLC
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1
DECEMBER 31, 2015

Net capital:	
Total members' equity	$ 134,440
Less - nonallowable assets:	
Receivables from non-customers	89,452
Prepaid expenses	1,676
Property and equipment	35,352
	126,480
Net capital before haircuts on securities positions (tentative net capital)	7,960
Haircuts - 2% of money market account balance	92
Net capital	$ 7,868
Aggregate indebtedness:	
Accounts payable and accrued expenses	$ 63,147
Computation of basic net capital requirement:	
Minimum net capital required	$ 5,000
Excess net capital using 10% of aggregate indebtedness	$ 1,553
Ratio: Aggregate indebtedness to net capital	8.03 to 1
Reconciliation with Company's computation (included in Part II A of Form X-17A-5 as of December 31, 2015):	
Net capital, as reported in Company's Part II A (unaudited) FOCUS report	$ 14,868
Audit adjustment to record additional accrued liabilities	(7,000)
Net capital per the preceding	$ 7,868

See report of registered public accounting firm

CARL P. SHERR & CO., LLC
SCHEDULE II
CUSTOMER PROTECTION - RESERVES AND CUSTODY OF SECURITIES
UNDER SEC RULE 15c3-3 (EXEMPTION)
DECEMBER 31, 2015

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3, Customer Protection - Reserves and Custody of Securities pursuant to paragraph (k)(1). Therefore, the supplemental schedules of "Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3" and "Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3" have not been included in the supplementary information or the disclosures to the financial statements.

See report of registered public accounting firm

Greenberg, Rosenblatt, Kull & Bitsoli, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

Independent Accountant's Agreed-Upon Procedures Report On Schedule of Assessment and Payments (Form SIPC-7)

To the Members
Carl P. Sherr & Co., LLC
Worcester, Massachusetts

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by Carl P. Sherr & Co., LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Carl P. Sherr & Co., LLC's compliance with the applicable instructions of Form SIPC-7. Carl P. Sherr & Co., LLC's management is responsible for Carl P. Sherr & Co., LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payment in Form SIPC-7 with respective cash disbursement records, including general ledger transaction detail, a copy of the cancelled check and the bank statement, noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, including general ledger transaction detail, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, including general ledger transaction detail supporting the adjustments, noting no differences.

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting this was not applicable.

Greenberg, Rosenblatt, Kull & Bitsoli, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

To the Members
Carl P. Sherr & Co., LLC

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Greenberg, Rosenblatt, Kull & Bitsoli, P.C.
GREENBERG, ROSENBLATT, KULL & BITSOLI, P.C.

Worcester, Massachusetts
February 25, 2016

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended December 31, 2015

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

012115 FINRA DEC
Carl P. Sherr & Co., LLC
440 Main St Ste 1900
Worcester MA 01608-2304

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Edward Sherr (508)791-7126

2. A. General Assessment (item 2e from page 2) $ 2,826.93

   B. Less payment made with SIPC-6 filed (**exclude interest**) (1,423.12)
   07/13/2015
   Date Paid

   C. Less prior overpayment applied ( )

   D. Assessment balance due or (overpayment) 1,403.81

   E. Interest computed on late payment (see instruction E) for______days at 20% per annum

   F. Total assessment balance and interest due (or overpayment carried forward) $ 1,403.81

   G. PAID WITH THIS FORM:
   Check enclosed, payable to SIPC
   Total (must be same as F above) $ 1,403.81

   H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Carl P. Sherr & Co., LLC - Edward L. Sherr
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

(Title)

Dated the 26 day of February, 20 16.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked ____ Received ____ Reviewed ____

Calculations ____ Documentation ____ Forward Copy ____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning January 1, 2015
and ending December 31, 2015

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$1,216,508
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	38,986
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	46,750
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	85,736
2d. SIPC Net Operating Revenues	$1,130,772
2e. General Assessment @ .0025	$2,826.93
	(to page 1, line 2.A.)

Greenberg, Rosenblatt, Kull & Bitsoli, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

To the Members
Carl P. Sherr & Co., LLC
Worcester, Massachusetts

We have reviewed management's statements, included in the accompanying SEC Rule 15c3-3 Exemption Report, in which (1) Carl P. Sherr & Co., LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Carl P. Sherr & Co., LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(1) (the "exemption provisions") and (2) Carl P. Sherr & Co., LLC stated that Carl P. Sherr & Co., LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Carl P. Sherr & Co., LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Carl P. Sherr & Co., LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Greenberg, Rosenblatt, Kull & Bitsoli, P.C.
GREENBERG, ROSENBLATT, KULL & BITSOLI, P.C.

Worcester, Massachusetts
February 25, 2016

Carl P. Sherr & Co., LLC
Investment Management Services

November 2, 2015

To Whom This May Concern:

Pursuant to rule 17a-5 under the Securities Exchange Act of 1934, as amended, the Securities and Exchange Commission (the "SEC") is hereby notified that Carl P. Sherr & Co., LLC (the "Company"), a registered broker-dealer (SEC File No. 8-12115) relies on the (k) (1) exemption from rule 15c3-3. The Company remained qualified under the exemption throughout the year.

Should you have any questions or need any additional information please feel free to contact me.

Sincerely,

Edward L. Sherr
Sr. Vice President

446 Main Street, Worcester, MA 01608 T: (508) 791-7126, 800-25-SHERR F: (774) 243-2990 www.carlpsherr.com